

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2013

Via E-mail
Kenneth L. Waggoner
Executive Vice President, General Counsel and Secretary
VelaTel Global Communications, Inc.
5950 La Place Court, Suite 160
Carlsbad, CA 92008

> Re: **VelaTel Global Communications, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 25, 2013**
> **File No. 000-52095**

Dear Mr. Waggoner:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Celeste M. Murphy for

     Larry Spirgel
     Assistant Director